

For Immediate Release

For more information:
Rex S. Schuette
Chief Financial Officer
(706) 781-2266
Rex_Schuette@ucbi.com

UNITED COMMUNITY BANKS, INC. REPORTS
EARNINGS OF $6.5 MILLION FOR SECOND QUARTER 2012

- Net income of $6.5 million, or six cents per share
- Balance sheet restructuring includes $6.5 million of securities gains, mostly offset by wholesale funding prepayment charges
- Nonperforming assets decline $15.8 million, or 10 percent, from first quarter
- Core transaction deposits up $163 million year-to-date, or 11 percent annualized

BLAIRSVILLE, GA – July 26, 2012 – United Community Banks, Inc. (NASDAQ: UCBI) today reported net income of $6.5 million, or six cents per share, for the second quarter of 2012; and $18.0 million, or 21 cents per share, year-to-date. The results for the second quarter and first six months of 2012 reflect strong core transaction deposit growth, increases in fee revenue and lower operating expenses compared with the same periods a year ago.

"Our lower operating expenses reflect ongoing efforts to meaningfully increase operating efficiency, while at the same time remaining focused on improving credit measures," said Jimmy Tallent, president and chief executive officer. "Our credit measures continue their positive trend, with nonperforming assets down $15.8 million, or 10 percent, from the first quarter. The second quarter marks our fourth profitable quarter following our 2011 capital transaction and the execution of our problem asset disposition plan. Looking forward, we expect profitability to continue from improved efficiency, revenue enhancements and expense reductions while growing and improving our business mix of loans and deposits."

Total loans were $4.12 billion at quarter-end, down slightly from the first quarter and down $44 million from a year earlier. "While loans declined slightly in the second quarter they remain up year-to-date. We expect some volatility in balances due to the ongoing sluggish economy. We are prudently growing the portfolio by focusing on full-service relationships with small-to-medium-sized businesses. During the second quarter we added $132 million in new loan commitments, of which $87 million were funded by quarter-end. The majority were commercial loans."

"Growing quality loan and deposit relationships remains a key focus for 2012," Tallent commented. "The highly competitive market for quality lending opportunities keeps pressure on loan pricing. At the same time our success attracting core transaction deposits has continued, with balances increasing $12 million in the second quarter and an especially strong $151 million in the first quarter. Annualized, the growth rate is 11 percent."

The second quarter provision for loan losses was $18 million, up from $11 million a year ago and $15 million in the first quarter. Second quarter net charge-offs were $18.9 million, compared to $16.5 million in the second quarter of 2011 and $15.9 million in the first quarter of 2012.

"Nonperforming assets of $145.8 million were down $15.8 million from the first quarter," Tallent said. "Nonperforming asset levels are impacted significantly by the inflow of new nonperforming loans and our ability to liquidate foreclosed properties. In the second quarter, the inflow of new nonperforming loans slowed to $29.4 million from $32.4 million in the first quarter. Also, loans past due 30 to 89 days declined from .86 percent of outstanding loans in the first quarter to .65 percent in the second quarter. We expect our overall credit trends to continue to improve during 2012, although not necessarily in a linear fashion."

Taxable equivalent net interest revenue declined $2.0 million from the first quarter of 2012, and $2.1 million from the second quarter of 2011, to $56.8 million. Said Tallent, "The decrease from the first quarter was primarily due to the lower yield on the securities portfolio, which was significantly impacted by heavy prepayment activity in the mortgage market. This activity accelerated the amortization of bond purchase premiums, suppressing the securities portfolio yield. Further, the yields at which the proceeds were reinvested fell short of those of the bonds they replaced. Consequently, our net interest margin was down 10 basis points from the first quarter, to 3.43 percent. It was up two basis points, however, from the second quarter of 2011."

Fee revenue was $12.9 million in the second quarter, compared to $15.4 million in the first quarter and $13.9 million a year ago. The decline in fee revenue from the first quarter of 2012 and second quarter of 2011 was primarily due to nonrecurring revenue items noted below. Service charges and fees were $7.8 million, similar to the first quarter and up $208,000 from the second quarter of 2011. The increase in service charges and fees from a year ago reflects new fees on deposit accounts that became effective in the first quarter of 2012, which more than offset lower overdraft fees.

Fee revenue for the quarter included $6.5 million of securities gains reflecting the sale of $175 million in fixed rate securities. As part of the balance sheet restructuring, $75 million of fixed rate wholesale funding was prepaid, resulting in prepayment charges of $6.2 million. "Overall, the deleveraging of our balance sheet should improve our margin and interest rate sensitivity, while maintaining the level of net interest revenue," stated Tallent.

Mortgage fee revenue of $2.3 million reflected a $223,000 increase from the first quarter and $1.4 million from a year ago. Comparisons to prior periods are influenced significantly by the interest rate environment and refinancing activities. Closed mortgage loans totaled $79.8 million in the second quarter of 2012 compared with $81.7 million in the first quarter and $50.5 million in the second quarter of 2011. Other fee revenue was down $3 million from both the first quarter of 2012 and the fourth quarter of 2011, to $1.6 million. The first quarter of 2012 included $1.1 million in interest on a prior year's federal tax refund, $728,000 in gains from the sale of low income housing tax credits, and $115,000 in hedge ineffectiveness gains. The second quarter of 2011 included $2.8 million in hedge ineffectiveness gains, in contrast with $180,000 in hedge ineffectiveness losses in the second quarter of 2012.

Excluding foreclosed property costs, second quarter 2012 operating expenses were $42.5 million compared to $43.1 million for the first quarter and $46.8 million a year ago. Lower staff levels and related costs were the primary drivers of the decrease from both periods, with 93 fewer staff positions compared to the first quarter and 153 fewer from a year ago. Most other expense categories were down as well, reflecting efforts to improve operating efficiency by lowering costs. The decrease in operating expenses from a year ago also reflects a $1.1 million decrease in the FDIC assessment due to a lower assessment rate.

Foreclosed property costs for the second quarter of 2012 were $1.9 million, compared to $3.8 million in the first quarter and $1.9 million a year ago. Second quarter 2012 costs included $1.1 million for maintenance and $739,000 in net losses and write-downs. For the first quarter, foreclosed property costs included $1.6 million in maintenance and $2.2 million in net losses and write-downs. Second quarter 2011 costs included $2.0 million in maintenance and $100,000 in net gains from sales.

As of June 30, 2012, capital ratios were as follows: Tier 1 Risk-Based of 14.2 percent; Tier 1 Leverage of 9.1 percent; and Total Risk-Based of 15.9 percent. The Tier 1 Common Risk-Based ratio was 8.7 percent and the tangible equity-to-assets ratio was 8.2 percent.

Conference Call

United will hold a conference call today, Thursday, July 26, 2012, at 11 a.m. ET to discuss the contents of this news release and to share business highlights for the quarter. To access the call, dial (877) 380-5665 and use the conference number 97692673. The conference call also will be webcast and can be accessed by selecting 'Calendar of Events' within the Investor Relations section of the United's website at www.ucbi.com.

About United Community Banks, Inc.

Headquartered in Blairsville, United Community Banks, Inc. is the third-largest bank holding company in Georgia. United has assets of $6.7 billion and operates 27 community banks with 104 banking offices throughout north Georgia, the Atlanta region, coastal Georgia, western North Carolina and east Tennessee. United specializes in providing personalized community banking services to individuals and small to mid-size businesses and also offers the convenience of 24-hour access through a network of ATMs, telephone and on-line banking. United's common stock is listed on the Nasdaq Global Select Market under the symbol UCBI. Additional information may be found at United's web site at www.ucbi.com.

Safe Harbor

This news release contains forward-looking statements, as defined by federal securities laws, including statements about United's financial outlook and business environment. These statements are based on current expectations and are provided to assist in the understanding of future financial performance. Such performance involves risks and uncertainties that may cause actual results to differ materially from those expressed or implied in any such statements. For a discussion of some of the risks and other factors that may cause such forward-looking statements to differ materially from actual results, please refer to United's filings with the Securities and Exchange Commission including its 2011 Annual Report on Form 10-K under the section entitled "Forward-Looking Statements" and "Risk Factors." Forward-looking statements speak only as of the date they are made, and we undertake no obligation to update or revise forward-looking statements.

# # #

UNITED COMMUNITY BANKS, INC.
Financial Highlights
Selected Financial Information

(in thousands, except per share data; taxable equivalent)	2012 Second Quarter	2012 First Quarter	2011 Fourth Quarter	2011 Third Quarter	2011 Second Quarter	Second Quarter 2012-2011 Change	For the Six Months Ended 2012	For the Six Months Ended 2011	YTD 2012-2011 Change
INCOME SUMMARY									
Interest revenue	$ 66,780	$ 70,221	$ 71,905	$ 74,543	$ 76,931		$ 137,001	$ 152,896	
Interest expense	9,944	11,357	12,855	15,262	17,985		21,301	37,558	
Net interest revenue	56,836	58,864	59,050	59,281	58,946	(4) %	115,700	115,338	- %
Provision for loan losses	18,000	15,000	14,000	36,000	11,000		33,000	201,000	
Fee revenue	12,867	15,379	12,667	11,498	13,905	(7)	28,246	25,743	10
Total revenue	51,703	59,243	57,717	34,779	61,851		110,946	(59,919)	
Operating expenses	44,310	46,955	51,080	46,520	48,728	(9)	91,265	163,999	(44)
Income (loss) before income taxes	7,393	12,288	6,637	(11,741)	13,123		19,681	(223,918)	
Income tax expense (benefit)	894	760	(3,264)	(402)	1,095		1,654	1,390	
Net income (loss)	6,499	11,528	9,901	(11,339)	12,028	(46)	18,027	(225,308)	
Preferred dividends and discount accretion	3,032	3,030	3,025	3,019	3,016		6,062	5,794	
Net income (loss) available to common shareholders	$ 3,467	$ 8,498	$ 6,876	$ (14,358)	$ 9,012	(62)	$ 11,965	$ (231,102)	
PERFORMANCE MEASURES									
Per common share:									
Diluted income (loss)	$ .06	$ .15	$ .12	$ (.25)	$ .16	(63)	$ .21	$ (10.52)	
Book value	6.61	6.68	6.62	6.77	7.11	(7)	6.61	7.11	(7)
Tangible book value [2]	6.48	6.54	6.47	6.61	6.94	(7)	6.48	6.94	(7)
Key performance ratios:									
Return on equity [1][3]	3.51 %	8.78 %	7.40 %	(15.06) %	42.60 %		6.12 %	(345.86) %	
Return on assets [3]	.37	.66	.56	(.64)	.66		.52	(6.16)	
Net interest margin [3]	3.43	3.53	3.51	3.55	3.41		3.48	3.36	
Efficiency ratio	63.84	63.31	71.23	65.73	66.88		63.56	116.28	
Equity to assets	8.33	8.19	8.28	8.55	8.06		8.26	7.11	
Tangible equity to assets [2]	8.24	8.08	8.16	8.42	7.93		8.16	7.00	
Tangible common equity to assets [2]	5.45	5.33	5.38	5.65	1.37		5.39	2.05	
Tangible common equity to risk-weighted assets [2]	8.37	8.21	8.25	8.52	8.69		8.37	8.69	
ASSET QUALITY *									
Non-performing loans	$ 115,340	$ 129,704	$ 127,479	$ 144,484	$ 71,065		$ 115,340	$ 71,065	
Foreclosed properties	30,421	31,887	32,859	44,263	47,584		30,421	47,584	
Total non-performing assets (NPAs)	145,761	161,591	160,338	188,747	118,649		145,761	118,649	
Allowance for loan losses	112,705	113,601	114,468	146,092	127,638		112,705	127,638	
Net charge-offs	18,896	15,867	45,624	17,546	16,483		34,763	248,057	
Allowance for loan losses to loans	2.74 %	2.75 %	2.79 %	3.55 %	3.07 %		2.74 %	3.07 %	
Net charge-offs to average loans [3]	1.85	1.55	4.39	1.68	1.58		1.70	11.46	
NPAs to loans and foreclosed properties	3.51	3.88	3.87	4.54	2.82		3.51	2.82	
NPAs to total assets	2.16	2.25	2.30	2.74	1.66		2.16	1.66	
AVERAGE BALANCES *($ in millions)*									
Loans	$ 4,156	$ 4,168	$ 4,175	$ 4,194	$ 4,266	(3)	$ 4,162	$ 4,432	(6)
Investment securities	2,145	2,153	2,141	2,150	2,074	3	2,149	1,851	16
Earning assets	6,665	6,700	6,688	6,630	6,924	(4)	6,682	6,913	(3)
Total assets	6,993	7,045	7,019	7,000	7,363	(5)	7,019	7,371	(5)
Deposits	5,853	6,028	6,115	6,061	6,372	(8)	5,940	6,465	(8)
Shareholders' equity	583	577	581	598	594	(2)	580	524	11
Common shares - basic *(thousands)*	57,840	57,764	57,646	57,599	25,427		57,803	21,965	
Common shares - diluted *(thousands)*	57,840	57,764	57,646	57,599	57,543		57,803	21,965	
AT PERIOD END *($ in millions)*									
Loans *	$ 4,119	$ 4,128	$ 4,110	$ 4,110	$ 4,163	(1)	$ 4,119	$ 4,163	(1)
Investment securities	1,984	2,202	2,120	2,123	2,188	(9)	1,984	2,188	(9)
Total assets	6,737	7,174	6,983	6,894	7,152	(6)	6,737	7,152	(6)
Deposits	5,822	6,001	6,098	6,005	6,183	(6)	5,822	6,183	(6)
Shareholders' equity	576	580	575	583	603	(4)	576	603	(4)
Common shares outstanding *(thousands)*	57,641	57,603	57,561	57,510	57,469		57,641	57,469	

[1] Net loss available to common shareholders, which is net of preferred stock dividends, divided by average realized common equity, which excludes accumulated other comprehensive income (loss). [2] Excludes effect of acquisition related intangibles and associated amortization. [3] Annualized.

* Excludes loans and foreclosed properties covered by loss sharing agreements with the FDIC.

UNITED COMMUNITY BANKS, INC.
Non-GAAP Performance Measures Reconciliation
Selected Financial Information

(in thousands, except per share data; taxable equivalent)	2012 Second Quarter	2012 First Quarter	2011 Fourth Quarter	2011 Third Quarter	2011 Second Quarter	For the Six Months Ended 2012	For the Six Months Ended 2011
Interest revenue reconciliation							
Interest revenue - taxable equivalent	$ 66,780	$ 70,221	$ 71,905	$ 74,543	$ 76,931	$ 137,001	$ 152,896
Taxable equivalent adjustment	(444)	(446)	(423)	(420)	(429)	(890)	(864)
Interest revenue (GAAP)	$ 66,336	$ 69,775	$ 71,482	$ 74,123	$ 76,502	$ 136,111	$ 152,032
Net interest revenue reconciliation							
Net interest revenue - taxable equivalent	$ 56,836	$ 58,864	$ 59,050	$ 59,281	$ 58,946	$ 115,700	$ 115,338
Taxable equivalent adjustment	(444)	(446)	(423)	(420)	(429)	(890)	(864)
Net interest revenue (GAAP)	$ 56,392	$ 58,418	$ 58,627	$ 58,861	$ 58,517	$ 114,810	$ 114,474
Total revenue reconciliation							
Total operating revenue	$ 51,703	$ 59,243	$ 57,717	$ 34,779	$ 61,851	$ 110,946	$ (59,919)
Taxable equivalent adjustment	(444)	(446)	(423)	(420)	(429)	(890)	(864)
Total revenue (GAAP)	$ 51,259	$ 58,797	$ 57,294	$ 34,359	$ 61,422	$ 110,056	$ (60,783)
Income (loss) before taxes reconciliation							
Income (loss) before taxes	$ 7,393	$ 12,288	$ 6,637	$ (11,741)	$ 13,123	$ 19,681	$ (223,918)
Taxable equivalent adjustment	(444)	(446)	(423)	(420)	(429)	(890)	(864)
Income (loss) before taxes (GAAP)	$ 6,949	$ 11,842	$ 6,214	$ (12,161)	$ 12,694	$ 18,791	$ (224,782)
Income tax (benefit) expense reconciliation							
Income tax (benefit) expense	$ 894	$ 760	$ (3,264)	$ (402)	$ 1,095	$ 1,654	$ 1,390
Taxable equivalent adjustment	(444)	(446)	(423)	(420)	(429)	(890)	(864)
Income tax (benefit) expense (GAAP)	$ 450	$ 314	$ (3,687)	$ (822)	$ 666	$ 764	$ 526
Book value per common share reconciliation							
Tangible book value per common share	$ 6.48	$ 6.54	$ 6.47	$ 6.61	$ 6.94	$ 6.48	$ 6.94
Effect of goodwill and other intangibles	.13	.14	.15	.16	.17	.13	.17
Book value per common share (GAAP)	$ 6.61	$ 6.68	$ 6.62	$ 6.77	$ 7.11	$ 6.61	$ 7.11
Average equity to assets reconciliation							
Tangible common equity to assets	5.45 %	5.33 %	5.38 %	5.65 %	1.37 %	5.39 %	2.05 %
Effect of preferred equity	2.79	2.75	2.78	2.77	6.56	2.77	4.95
Tangible equity to assets	8.24	8.08	8.16	8.42	7.93	8.16	7.00
Effect of goodwill and other intangibles	.09	.11	.12	.13	.13	.10	.11
Equity to assets (GAAP)	8.33 %	8.19 %	8.28 %	8.55 %	8.06 %	8.26 %	7.11 %
Tangible common equity to risk-weighted assets reconciliation							
Tangible common equity to risk-weighted assets	8.37 %	8.21 %	8.25 %	8.52 %	8.69 %	8.37 %	8.69 %
Effect of other comprehensive income	.28	.10	(.03)	(.29)	(.42)	.28	(.42)
Effect of trust preferred	1.19	1.15	1.18	1.19	1.15	1.19	1.15
Effect of preferred equity	4.35	4.23	4.29	4.33	4.20	4.35	4.20
Tier I capital ratio (Regulatory)	14.19 %	13.69 %	13.69 %	13.75 %	13.62 %	14.19 %	13.62 %

UNITED COMMUNITY BANKS, INC.
Financial Highlights
Loan Portfolio Composition at Period-End [1]

(in millions)	2012 Second Quarter		2012 First Quarter		2011 Fourth Quarter		2011 Third Quarter		2011 Second Quarter		Linked Quarter Change		Year over Year Change	
LOANS BY CATEGORY														
Commercial (sec.by RE)	$	1,837	$	1,843	$	1,822	$	1,771	$	1,742	$	(6)	$	95
Commercial & industrial		450		440		428		429		428		10		22
Commercial construction		169		167		164		169		195		2		(26)
Total commercial		2,456		2,450		2,414		2,369		2,365		6		91
Residential mortgage		1,128		1,131		1,135		1,150		1,177		(3)		(49)
Residential construction		409		436		448		474		502		(27)		(93)
Consumer installment		126		111		113		117		119		15		7
Total loans	$	4,119	$	4,128	$	4,110	$	4,110	$	4,163		(9)		(44)
LOANS BY MARKET														
North Georgia	$	1,387	$	1,408	$	1,426	$	1,478	$	1,500		(21)		(113)
Atlanta MSA		1,252		1,239		1,220		1,192		1,188		13		64
North Carolina		576		588		597		607		626		(12)		(50)
Coastal Georgia		369		366		346		316		325		3		44
Gainesville MSA		259		262		265		272		275		(3)		(16)
East Tennessee		276		265		256		245		249		11		27
Total loans	$	4,119	$	4,128	$	4,110	$	4,110	$	4,163		(9)		(44)
RESIDENTIAL CONSTRUCTION														
Dirt loans														
Acquisition & development	$	78	$	86	$	88	$	97	$	105		(8)		(27)
Land loans		45		57		61		60		62		(12)		(17)
Lot loans		203		204		207		216		218		(1)		(15)
Total		326		347		356		373		385		(21)		(59)
House loans														
Spec		49		57		59		64		74		(8)		(25)
Sold		34		32		33		37		43		2		(9)
Total		83		89		92		101		117		(6)		(34)
Total residential construction	$	409	$	436	$	448	$	474	$	502		(27)		(93)
RESIDENTIAL CONSTRUCTION - ATLANTA MSA														
Dirt loans														
Acquisition & development	$	14	$	17	$	17	$	19	$	20		(3)		(6)
Land loans		9		13		14		15		16		(4)		(7)
Lot loans		22		22		22		22		22		-		-
Total		45		52		53		56		58		(7)		(13)
House loans														
Spec		24		27		27		28		30		(3)		(6)
Sold		7		7		6		8		9		-		(2)
Total		31		34		33		36		39		(3)		(8)
Total residential construction	$	76	$	86	$	86	$	92	$	97		(10)		(21)

[1] Excludes total loans of $41.5 million, $47.2 million, $54.5 million, $57.8 million and $70.8 million as of June 30, 2012, March 31, 2012, December 31, 2011, September 30, 2011 and June 30, 2011, respectively, that are covered by the loss-sharing agreement with the FDIC, related to the acquisition of Southern Community Bank.

UNITED COMMUNITY BANKS, INC.
Financial Highlights
Credit Quality [1]

(in thousands)	Second Quarter 2012 Non-performing Loans	Second Quarter 2012 Foreclosed Properties	Second Quarter 2012 Total NPAs	First Quarter 2012 Non-performing Loans	First Quarter 2012 Foreclosed Properties	First Quarter 2012 Total NPAs	Fourth Quarter 2011 Non-performing Loans	Fourth Quarter 2011 Foreclosed Properties	Fourth Quarter 2011 Total NPAs
NPAs BY CATEGORY									
Commercial (sec.by RE)	$ 19,115	$ 10,586	$ 29,701	$ 26,081	$ 10,808	$ 36,889	$ 27,322	$ 9,745	$ 37,067
Commercial & industrial	34,982	-	34,982	36,314	-	36,314	34,613	-	34,613
Commercial construction	18,175	2,732	20,907	23,319	3,266	26,585	16,655	3,336	19,991
Total commercial	72,272	13,318	85,590	85,714	14,074	99,788	78,590	13,081	91,671
Residential mortgage	16,631	5,591	22,222	18,741	5,882	24,623	22,358	6,927	29,285
Residential construction	25,530	11,512	37,042	24,341	11,931	36,272	25,523	12,851	38,374
Consumer installment	907	-	907	908	-	908	1,008	-	1,008
Total NPAs	$ 115,340	$ 30,421	$ 145,761	$ 129,704	$ 31,887	$ 161,591	$ 127,479	$ 32,859	$ 160,338
Balance as a % of Unpaid Principal	68.8%	39.3%	59.4%	70.6%	36.1%	59.4%	71.3%	35.9%	59.3%
NPAs BY MARKET									
North Georgia	$ 77,332	$ 13,546	$ 90,878	$ 81,117	$ 14,559	$ 95,676	$ 88,600	$ 15,136	$ 103,736
Atlanta MSA	17,593	8,651	26,244	22,321	7,647	29,968	14,480	6,169	20,649
North Carolina	10,657	3,287	13,944	15,765	4,650	20,415	15,100	5,365	20,465
Coastal Georgia	5,822	785	6,607	5,622	1,268	6,890	5,248	1,620	6,868
Gainesville MSA	991	2,998	3,989	2,210	3,387	5,597	2,069	3,760	5,829
East Tennessee	2,945	1,154	4,099	2,669	376	3,045	1,982	809	2,791
Total NPAs	$ 115,340	$ 30,421	$ 145,761	$ 129,704	$ 31,887	$ 161,591	$ 127,479	$ 32,859	$ 160,338
NPA ACTIVITY									
Beginning Balance	$ 129,704	$ 31,887	$ 161,591	$ 127,479	$ 32,859	$ 160,338	$ 144,484	$ 44,263	$ 188,747
Loans placed on non-accrual	29,364	-	29,364	32,437	-	32,437	45,675	-	45,675
Payments received	(15,027)	-	(15,027)	(5,945)	-	(5,945)	(1,884)	-	(1,884)
Loan charge-offs	(19,382)	-	(19,382)	(14,733)	-	(14,733)	(44,757)	-	(44,757)
Foreclosures	(9,319)	9,319	-	(9,534)	9,534	-	(16,039)	16,039	-
Capitalized costs	-	415	415	-	329	329	-	141	141
Note / property sales	-	(10,461)	(10,461)	-	(8,631)	(8,631)	-	(20,651)	(20,651)
Write downs	-	(1,008)	(1,008)	-	(2,111)	(2,111)	-	(3,893)	(3,893)
Net gains (losses) on sales	-	269	269	-	(93)	(93)	-	(3,040)	(3,040)
Ending Balance	$ 115,340	$ 30,421	$ 145,761	$ 129,704	$ 31,887	$ 161,591	$ 127,479	$ 32,859	$ 160,338

(in thousands)	Second Quarter 2012 Net Charge-Offs	Second Quarter 2012 Net Charge-Offs to Average Loans [2]	First Quarter 2012 Net Charge-Offs	First Quarter 2012 Net Charge-Offs to Average Loans [2]	Fourth Quarter 2011 Net Charge-Offs	Fourth Quarter 2011 Net Charge-Offs to Average Loans [2]
NET CHARGE-OFFS BY CATEGORY						
Commercial (sec.by RE)	$ 4,349	.95 %	$ 3,697	.81 %	$ 4,962	1.09 %
Commercial & industrial	775	.70	669	.62	18,940	17.47
Commercial construction	88	.21	334	.81	3,318	7.88
Total commercial	5,212	.86	4,700	.78	27,220	4.51
Residential mortgage	3,862	1.38	5,375	1.91	5,887	2.04
Residential construction	9,563	9.14	5,314	4.84	12,090	10.36
Consumer installment	259	.88	478	1.72	427	1.47
Total	$ 18,896	1.85	$ 15,867	1.55	$ 45,624	4.39
NET CHARGE-OFFS BY MARKET						
North Georgia	$ 12,474	3.58 %	$ 9,022	2.56 %	$ 34,970	9.46 %
Atlanta MSA	2,307	.75	2,729	.89	4,195	1.37
North Carolina	3,634	2.52	1,679	1.14	3,180	2.10
Coastal Georgia	211	.23	1,329	1.53	335	.41
Gainesville MSA	(187)	(.29)	883	1.35	2,572	3.84
East Tennessee	457	.68	225	.34	372	.59
Total	$ 18,896	1.85	$ 15,867	1.55	$ 45,624	4.39

[1] Excludes non-performing loans and foreclosed properties covered by the loss-sharing agreement with the FDIC, related to the acquisition of Southern Community Bank.

[2] Annualized.

UNITED COMMUNITY BANKS, INC.
Consolidated Statement of Operations *(Unaudited)*

(in thousands, except per share data)	Three Months Ended June 30, 2012	Three Months Ended June 30, 2011	Six Months Ended June 30, 2012	Six Months Ended June 30, 2011
Interest revenue:				
Loans, including fees	$ 54,178	$ 60,958	$ 109,937	$ 122,065
Investment securities, including tax exempt of $262, $251, $512 and $510	11,062	14,792	24,066	28,396
Federal funds sold, reverse repurchase agreements, commercial paper and deposits in banks	1,096	752	2,108	1,571
Total interest revenue	66,336	76,502	136,111	152,032
Interest expense:				
Deposits:				
NOW	503	1,036	1,140	2,360
Money market	661	1,499	1,302	3,527
Savings	38	64	75	141
Time	5,073	10,995	11,232	22,727
Total deposit interest expense	6,275	13,594	13,749	28,755
Federal funds purchased, repurchase agreements and other short-term borrowings	904	1,074	1,949	2,116
Federal Home Loan Bank advances	390	570	856	1,160
Long-term debt	2,375	2,747	4,747	5,527
Total interest expense	9,944	17,985	21,301	37,558
Net interest revenue	56,392	58,517	114,810	114,474
Provision for loan losses	18,000	11,000	33,000	201,000
Net interest revenue after provision for loan losses	38,392	47,517	81,810	(86,526)
Fee revenue:				
Service charges and fees	7,816	7,608	15,599	14,328
Mortgage loan and other related fees	2,322	952	4,421	2,446
Brokerage fees	809	691	1,622	1,368
Securities gains, net	6,490	783	7,047	838
Loss from prepayment of debt	(6,199)	(791)	(6,681)	(791)
Other	1,629	4,662	6,238	7,554
Total fee revenue	12,867	13,905	28,246	25,743
Total revenue	51,259	61,422	110,056	(60,783)
Operating expenses:				
Salaries and employee benefits	24,297	26,436	49,522	51,360
Communications and equipment	3,211	3,378	6,366	6,722
Occupancy	3,539	3,805	7,310	7,879
Advertising and public relations	1,088	1,317	1,934	2,295
Postage, printing and supplies	916	1,085	1,895	2,203
Professional fees	1,952	2,350	3,927	5,680
Foreclosed property	1,851	1,891	5,676	66,790
FDIC assessments and other regulatory charges	2,545	3,644	5,055	9,057
Amortization of intangibles	730	760	1,462	1,522
Other	4,181	4,062	8,118	10,491
Total operating expenses	44,310	48,728	91,265	163,999
Net income (loss) before income taxes	6,949	12,694	18,791	(224,782)
Income tax expense	450	666	764	526
Net income (loss)	6,499	12,028	18,027	(225,308)
Preferred stock dividends and discount accretion	3,032	3,016	6,062	5,794
Net income (loss) available to common shareholders	$ 3,467	$ 9,012	$ 11,965	$ (231,102)
Earnings (loss) per common share - Basic	$ .06	$ .35	$ .21	$ (10.52)
Earnings (loss) per common share - Diluted	.06	.16	.21	(10.52)
Weighted average common shares outstanding - Basic	57,840	25,427	57,803	21,965
Weighted average common shares outstanding - Diluted	57,840	57,543	57,803	21,965

UNITED COMMUNITY BANKS, INC.
Consolidated Balance Sheet

(in thousands, except share and per share data)	June 30, 2012	December 31, 2011	June 30, 2011
	(unaudited)	*(audited)*	*(unaudited)*
ASSETS			
Cash and due from banks	$ 50,596	$ 53,807	$ 163,331
Interest-bearing deposits in banks	133,857	139,609	41,863
Federal funds sold, reverse repurchase agreements, commercial paper and short-term investments	120,000	185,000	174,996
Cash and cash equivalents	304,453	378,416	380,190
Securities available for sale	1,701,583	1,790,047	1,816,613
Securities held to maturity (fair value $299,971, $343,531 and $379,231)	282,750	330,203	371,578
Mortgage loans held for sale	18,645	23,881	19,406
Loans, net of unearned income	4,119,235	4,109,614	4,163,447
Less allowance for loan losses	112,705	114,468	127,638
Loans, net	4,006,530	3,995,146	4,035,809
Assets covered by loss sharing agreements with the FDIC	65,914	78,145	95,726
Premises and equipment, net	172,200	175,088	178,208
Bank owned life insurance	81,265	80,599	80,134
Accrued interest receivable	20,151	20,693	21,291
Goodwill and other intangible assets	6,965	8,428	9,922
Foreclosed property	30,421	32,859	47,584
Other assets	46,229	69,915	95,834
Total assets	$ 6,737,106	$ 6,983,420	$ 7,152,295
LIABILITIES AND SHAREHOLDERS' EQUITY			
Liabilities:			
Deposits:			
Demand	$ 1,150,444	$ 992,109	$ 899,017
NOW	1,196,507	1,509,896	1,306,109
Money market	1,117,139	1,038,778	989,600
Savings	219,077	199,007	197,927
Time:			
Less than $100,000	1,164,451	1,332,394	1,508,444
Greater than $100,000	764,343	847,152	981,154
Brokered	210,506	178,647	300,964
Total deposits	5,822,467	6,097,983	6,183,215
Federal funds purchased, repurchase agreements, and other short-term borrowings	53,656	102,577	103,666
Federal Home Loan Bank advances	125,125	40,625	40,625
Long-term debt	120,265	120,225	150,186
Unsettled securities purchases	-	10,325	35,634
Accrued expenses and other liabilities	39,598	36,199	36,368
Total liabilities	6,161,111	6,407,934	6,549,694
Shareholders' equity:			
Preferred stock, $1 par value; 10,000,000 shares authorized;			
Series A; $10 stated value; 21,700 shares issued and outstanding	217	217	217
Series B; $1,000 stated value; 180,000 shares issued and outstanding	177,814	177,092	176,392
Series D; $1,000 stated value; 16,613 shares issued and outstanding	16,613	16,613	16,613
Common stock, $1 par value; 100,000,000 shares authorized;			
41,726,509, 41,647,100 and 41,554,874 shares issued and outstanding	41,727	41,647	41,555
Common stock, non-voting, $1 par value; 30,000,000 shares authorized;			
15,914,209 shares issued and outstanding	15,914	15,914	15,914
Common stock issuable; 94,657, 93,681 and 83,575 shares	2,893	3,233	3,574
Capital surplus	1,056,819	1,054,940	1,052,482
Accumulated deficit	(718,896)	(730,861)	(723,378)
Accumulated other comprehensive (loss) income	(17,106)	(3,309)	19,232
Total shareholders' equity	575,995	575,486	602,601
Total liabilities and shareholders' equity	$ 6,737,106	$ 6,983,420	$ 7,152,295

UNITED COMMUNITY BANKS, INC.
Average Consolidated Balance Sheets and Net Interest Analysis
For the Three Months Ended June 30,

(dollars in thousands, taxable equivalent)	2012 Average Balance	2012 Interest	2012 Avg. Rate	2011 Average Balance	2011 Interest	2011 Avg. Rate
Assets:						
Interest-earning assets:						
Loans, net of unearned income [1][2]	$4,155,619	$ 54,296	5.25 %	$4,266,211	$ 60,958	5.73 %
Taxable securities [3]	2,121,053	10,800	2.04	2,048,683	14,541	2.84
Tax-exempt securities [1][3]	24,242	429	7.08	25,044	411	6.56
Federal funds sold and other interest-earning assets	364,099	1,255	1.38	583,832	1,021	.70
Total interest-earning assets	6,665,013	66,780	4.03	6,923,770	76,931	4.45
Non-interest-earning assets:						
Allowance for loan losses	(115,955)			(139,744)		
Cash and due from banks	51,907			119,801		
Premises and equipment	173,792			178,949		
Other assets [3]	218,347			280,204		
Total assets	$6,993,104			$7,362,980		
Liabilities and Shareholders' Equity:						
Interest-bearing liabilities:						
Interest-bearing deposits:						
NOW	$1,279,686	503	.16	$1,310,441	1,036	.32
Money market	1,132,548	661	.23	979,432	1,499	.61
Savings	216,175	38	.07	195,946	64	.13
Time less than $100,000	1,183,845	2,520	.86	1,541,909	4,990	1.30
Time greater than $100,000	778,477	2,063	1.07	988,810	3,873	1.57
Brokered time deposits	150,449	490	1.31	473,161	2,132	1.81
Total interest-bearing deposits	4,741,180	6,275	.53	5,489,699	13,594	.99
Federal funds purchased and other borrowings	97,134	904	3.74	103,156	1,074	4.18
Federal Home Loan Bank advances	278,971	390	.56	52,735	570	4.34
Long-term debt	120,256	2,375	7.94	150,178	2,747	7.34
Total borrowed funds	496,361	3,669	2.97	306,069	4,391	5.75
Total interest-bearing liabilities	5,237,541	9,944	.76	5,795,768	17,985	1.24
Non-interest-bearing liabilities:						
Non-interest-bearing deposits	1,112,128			882,151		
Other liabilities	60,726			91,353		
Total liabilities	6,410,395			6,769,272		
Shareholders' equity	582,709			593,708		
Total liabilities and shareholders' equity	$6,993,104			$7,362,980		
Net interest revenue		$ 56,836			$ 58,946	
Net interest-rate spread			3.27 %			3.21 %
Net interest margin [4]			3.43 %			3.41 %

[1] Interest revenue on tax-exempt securities and loans has been increased to reflect comparable interest on taxable securities and loans. The rate used was 39%, reflecting the statutory federal income tax rate and the federal tax adjusted state income tax rate.

[2] Included in the average balance of loans outstanding are loans where the accrual of interest has been discontinued and loans that are held for sale.

[3] Securities available for sale are shown at amortized cost. Pretax unrealized gains of $25.7 million in 2012 and $32.2 million in 2011 are included in other assets for purposes of this presentation.

[4] Net interest margin is taxable equivalent net-interest revenue divided by average interest-earning assets.

UNITED COMMUNITY BANKS, INC.
Average Consolidated Balance Sheets and Net Interest Analysis
For the Six Months Ended June 30,

(dollars in thousands, taxable equivalent)	2012 Average Balance	Interest	Avg. Rate	2011 Average Balance	Interest	Avg. Rate
Assets:						
Interest-earning assets:						
Loans, net of unearned income [(1)(2)]	$4,162,030	$110,138	5.32 %	$4,431,617	$122,028	5.55 %
Taxable securities [(3)]	2,124,422	23,554	2.22	1,825,322	27,886	3.06
Tax-exempt securities [(1)(3)]	24,840	839	6.76	25,434	835	6.57
Federal funds sold and other interest-earning assets	371,044	2,470	1.33	630,384	2,147	.68
Total interest-earning assets	6,682,336	137,001	4.12	6,912,757	152,896	4.45
Non-interest-earning assets:						
Allowance for loan losses	(116,879)			(154,347)		
Cash and due from banks	53,286			127,031		
Premises and equipment	174,321			179,150		
Other assets [(3)]	226,013			306,495		
Total assets	$7,019,077			$7,371,086		
Liabilities and Shareholders' Equity:						
Interest-bearing liabilities:						
Interest-bearing deposits:						
NOW	$1,368,900	1,140	.17	$1,341,618	2,360	.35
Money market	1,101,103	1,302	.24	954,128	3,527	.75
Savings	210,789	75	.07	191,708	141	.15
Time less than $100,000	1,227,599	5,546	.91	1,541,130	10,441	1.37
Time greater than $100,000	799,821	4,478	1.13	989,840	8,024	1.63
Brokered time deposits	155,892	1,208	1.56	585,103	4,262	1.47
Total interest-bearing deposits	4,864,104	13,749	.57	5,603,527	28,755	1.03
Federal funds purchased and other borrowings	99,696	1,949	3.93	102,132	2,116	4.18
Federal Home Loan Bank advances	208,672	856	.82	53,923	1,160	4.34
Long-term debt	120,246	4,747	7.94	150,169	5,527	7.42
Total borrowed funds	428,614	7,552	3.54	306,224	8,803	5.80
Total interest-bearing liabilities	5,292,718	21,301	.81	5,909,751	37,558	1.28
Non-interest-bearing liabilities:						
Non-interest-bearing deposits	1,076,358			861,864		
Other liabilities	70,330			75,083		
Total liabilities	6,439,406			6,846,698		
Shareholders' equity	579,671			524,388		
Total liabilities and shareholders' equity	$7,019,077			$7,371,086		
Net interest revenue		$115,700			$115,338	
Net interest-rate spread			3.31 %			3.17 %
Net interest margin [(4)]			3.48 %			3.36 %

[(1)] Interest revenue on tax-exempt securities and loans has been increased to reflect comparable interest on taxable securities and loans. The rate used was 39%, reflecting the statutory federal income tax rate and the federal tax adjusted state income tax rate.

[(2)] Included in the average balance of loans outstanding are loans where the accrual of interest has been discontinued and loans that are held for sale.

[(3)] Securities available for sale are shown at amortized cost. Pretax unrealized gains of $24.7 million in 2012 and $29.7 million in 2011 are included in other assets for purposes of this presentation.

[(4)] Net interest margin is taxable equivalent net-interest revenue divided by average interest-earning assets.